VIA ELECTRONIC TRANSMISSION

Mr. Gary Todd
Senior Review Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Camtek LTD.
Forms 20-F for Fiscal Years Ended December 31, 2006, 2007 and 2008
Filed on June 29, 2007, June 30, 2008 and April 8, 2009
File No. 000-30664

Dear Mr. Todd:

        In connection with your letter dated September 17, 2009 to Mira Rosenzweig, Chief Financial Officer of Camtek Ltd. (“Camtek” or the “Company”), we are providing the following responses to the comments made by the Securities and Exchange Commission (the “Commission” or the “Staff” ). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 20-F for the Year Ended December 31, 2006.

Item 18 Consolidated Financial Statements.

1.	We refer to your response to prior comment 1. Please also respond with respect to the Form 20-F for the year ended December 31, 2006. That filing also does not appear to include audit reports covering each annual period presented. Also, note that under Exchange Act Rule 12b-15 when you amend the filing the amendment must include the entire text of the amendment item(s and currently dated certifications.

Response:

The consolidated financial statements for the three-year period ended December 31, 2005, had been jointly audited by Goldstein Sabo Tevet and Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. Further, the consolidated financial statements for the year ended December 31, 2006, were audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm.

An auditors report for the year ended December 31, 2006 was filed in the 2006 Form 20-F as part of the financial statements under Item 18. The audit report for the two years ended December 31, 2005 should have been filed under Item 18 to the 2006 Form 20-F filed on June 29, 2007 but were unintentionally omitted. An amended 2006 Form 20-F, Item 18 which will include the omitted audit reports will be filed immediately following completion of the process of responding to the Staff’s comments, together with currently dated certifications.

C a m t e k L t d. ■ Ramat Gavriel, Ha'arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ■ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ■ Web site: http://www.camtek.co.il

Form 20-F for the Year Ended December 31, 2008

Note 5 – Inventories, Page F-16

2.	We note your response to our prior comment 6. In future filings please expand your disclosures relating to short- term and long –term inventory to address the substance of your response to our comment.

Response:

        In future filings, the Company will expand the description relating to short-term and long-term inventory in order to address the substance of its accounting rationale as described in its answer to the Staff’s prior comment 6.

        Should you have any further questions on the above, please do not hesitate to contact me at +972-4-6048308.

Sincerely, /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer.

C a m t e k L t d. ■ Ramat Gavriel, Ha'arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ■ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ■ Web site: http://www.camtek.co.il